UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42762

Dreamland Limited

(Exact name of registrant as specified in its charter)

RM 18E, Billion Plaza Phase 2
10 Cheung Yue Street, Cheung Sha Wan, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒

Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The information disclosed under this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

Change of Principal Office

On June 10, Dreamland Limited (the “Company”) moved its principal executive office to RM 18E, Billion Plaza Phase 2, 10 Cheung Yue Street, Cheung Sha Wan, Hong Kong.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on June 10, 2026.

Dreamland Limited

By:	/s/ Seto Wai Yue
Name:	Seto Wai Yue
Title:	Director and Chief Executive Officer